

Mail Stop 3561

February 9, 2010

Via Fax & U.S. Mail

Mr. Zhi Chen, Chief Executive Officer
China TopReach Inc.
6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China 350001

> **Re:** **China TopReach Inc.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 2, 2009**
> **File No. 000-52416**

Dear Mr. Chen:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief